SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

Corporate Taxpayers’ ID (C.N.P.J./M.F.) 06.164.253/0001-87
N.I.R.E. 35.300.314.441

CALL NOTICE
ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of GOL Linhas Aéreas Inteligentes S.A. are hereby summoned to attend the Ordinary and Extraordinary Shareholders’Meeting to be held on 12/09/04 at 08:00 am, at Rua Joaquim Floriano, 100, térreo (auditorium), in the City and State of São Paulo, CEP 01534-000, to deliberate over: (i) in Ordinary Shareholders’ Meeting: (a) the election of members of the Board of Directors and (b) the remuneration of the elected Members. (ii) in Extraordinary Shareholders’ Meeting: (a) the establishment of the Company’s stock option plan in conformity with its By-laws; and (b) concession of authorization to the Company’s Compensation Committee to practice all supplementary actions needed to implement the stock option plan. Pursuant to article 141, of Law # 6,404/76 and CVM Instruction #165, as of 12/11/91, amended by CVM Instruction #282, as of 06/28/98, the minimum percentage of voting capital for requesting the adoption of the multiple vote process is 5% (five percent). Power-of-attorneys for representing shareholders at this Meeting must be delivered at the Company’s headquarters, located at Rua Tamoios, 246, térreo, City and State of São Paulo, CEP 04630-000, until 24 hours prior to the Meeting.

São Paulo, November 22, 2004.

_________________________________________________
Board of Directors
Constantino de Oliveira - Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.